**Disclaimer**

The views expressed on this website represent the opinions of Elliot Cooperstone, Barry S. Sternlicht, Lewis Gold and the other participants in their solicitation (collectively, the "Former Directors Group"), who beneficially own shares of Cano Health, Inc. (the "Company"), and are based on publicly available information with respect to the Company. The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Former Directors Group' conclusions. The Former Directors Group reserves the right to change any of the opinions expressed herein at any time as they deem appropriate and disclaim any obligation to notify the market or any other party of any such changes. The Former Directors Group disclaims any obligation to update the information or opinions contained on this website.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. Neither the Former Directors Group nor any of its affiliates shall be responsible or have any liability for any misinformation contained in any third party SEC or other regulatory filing or third party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Former Directors Group herein are based on assumptions that the Former Directors Group believes to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Former Directors Group currently beneficially owns shares of the Company. It is possible that there will be developments in the future that cause the members of the Former Directors Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares.

Although the Former Directors Group believes the statements made in this website are substantially accurate in all material respects and does not omit to state material facts necessary to make those statements not misleading, the Former Directors Group makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and the Former Directors Group expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

This website may contain links to articles and/or videos (collectively, "Media"). The views and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of the Former Directors Group.

This website may not be deemed to constitute solicitation material and is intended solely to inform stockholders so that they may make an informed decision regarding the proxy solicitation, as explained in greater detail below.

**Cautionary Statement Regarding Forward-Looking Statements**

The materials on this website contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Former Directors Group. Although the Former Directors Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Former Directors Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

This website may employ cookies. The publicly accessible areas of this website do not automatically gather any personal information, and such information will not be collected unless information such as your name, phone number or e-mail address is provided voluntarily. However, we reserve the right to gather non-personal information and perform statistical analysis of user behavior and patterns of this website.

**Additional Information**

The Former Directors Group has filed a definitive proxy statement and accompanying GREEN universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies in connection with the 2023 annual meeting of stockholders of the Company. The Former Directors Group strongly advises all stockholders of the Company to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the Former Directors Group. These materials and other materials filed by the Former Directors Group with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by the Former Directors Group with the SEC are also available, without charge, by directing a request to the Former Directors Group's proxy solicitor, HKL & Co., LLC, at its toll-free number +1 (800) 326-5997 or via email at CANO@hklco.com.

I have read and agree to the terms of this website.

I AGREE I DISAGREE



***We are Deeply Troubled by the Value Destruction and High Rate of Cash Burn Under Current Leadership***

A significant amount of shareholder value has been destroyed as a result of incomplete and late disclosures, poor capital allocation decisions and strategic planning failures. Total shareholder returns ("TSR") are negative across every relevant horizon.[1] This also represents massive underperformance relative to the S&P 500 Index, S&P Healthcare Sector Index, Russell 2000 and practically every possible peer.

| | 1 Year TSR | 2 Year TSR | TSR Since IPO |
|---|---|---|---|
| Cano Health | -83.01 | -91.49% | -92.51% |
| SPX Index | -10.49% | 5.53% | -1.51% |
| S5HLTH Index | -5.87% | 13.61% | 8.32% |
| RTY Index | -14.17% | -17.43% | -20.82% |

[1] As of market close March 30, 2023, the unaffected closing price before Barry Sternlicht's resignation from the Board became public.

CLICK HERE TO VIEW OUR FULL LETTER TO SHAREHOLDERS

## Why change is needed

We believe that meaningful change to the composition of the Board of Directors of Cano Health is necessary to ensure that the Company is operating in a manner consistent with the interest of all shareholders. While our litigation on reopening the nomination and shareholder proposal window is pending, we believe that shareholders should use the upcoming Annual Meeting as an opportunity to have their voices heard while conducting a referendum against the current Board. By voting **WITHHOLD** on Dr. Muney and Ms. Rivera as directors, you will send a clear message to the Board that you are dissatisfied with the status quo and believe urgent change is needed.

LEARN MORE

## How to vote

Your vote is important no matter how many shares you own.

We urge you to vote WITHHOLD on Proposal 1, the election of Dr. Muney and Ms. Rivera, on any proxy card received (the GREEN or WHITE proxy card).

LEARN MORE


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# WHY CHANGE IS NEEDED

We believe that meaningful change to the composition of the Board of Directors of Cano Health is necessary to ensure that the Company is operated in a manner consistent with the interest of all shareholders. While our litigation on reopening the nomination and shareholder proposal window is pending, we believe that shareholders should use the upcoming Annual Meeting as an opportunity to conduct a referendum on the current Board. Both Dr. Muney and Ms. Rivera should be held responsible for the excessive compensation, governance failures, and ongoing strategic and financial lapses at Cano given their respective roles as Chair of the Compensation and Nominating & Corporate Governance Committees. By voting WITHHOLD on Dr. Muney and Ms. Rivera as directors, you will send a strong message to the Board that you are dissatisfied with the status quo and believe urgent change is needed. Cano's financial performance, disturbing related-party transactions, and unjustifiable isolation of aligned directors needs to stop NOW.

## Letters to Stockholders

May 24, 2023 Concerned Shareholders of Cano Urge All Holders to Send a Clear Message About the Immediate Need for Change

May 11, 2023 Concerned Shareholders of Cano Health Launch Director Withhold Campaign at the Company's 2023 Annual Meeting | Business Wire

April 26, 2023 Concerned Shareholders of Cano Health Issue Open Letter Regarding the Board's Entrenchment Maneuvers and Latest Governance Failures | Business Wire

April 10, 2023 Concerned Shareholders of Cano Health Issue Open Letter Regarding the Urgent Need for Leadership and Strategy Changes at the Company | Business Wire

## Proxy Statement

**ITC RUMBA, LLC**

**May 23, 2023**

Dear Fellow Cano Health Stockholder:

Elliot Cooperstone, Lewis Gold and Barry S. Sternlicht (together with the other participants in this solicitation, the "Former Directors Group" or "we") are the collective beneficial owners of an aggregate of 27,202,209 shares of Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock"), of Cano Health, Inc. ("Cano" or the "Company") including 7,844,639 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants (as defined and described in the attached Proxy Statement), and 161,172,923 shares of Class B Common Stock, $0.0001 par value per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), which represents approximately 34.6% of the outstanding shares of Common Stock, making us the largest combined stockholder of the Company.

The three of us recently resigned from Cano's Board of Directors (the "Board") after the incumbent Board majority suddenly excluded us from boardroom deliberations on key matters following our calls for enhanced corporate governance, improved capital allocation and financial controls, and a more sustainable long-term strategy. Our efforts were brushed aside despite the rapid deterioration of Cano's balance sheet and market capitalization over the past 20 months. In our view, Dr. Marlow Hernandez, Cano's Chief Executive Officer, and his close associates on the Board left us with no choice other than to resign as directors, form a "group" and start advocating for stockholders' best long-term interests from outside the boardroom. We have an intimate understanding of Cano's business and a strong ve[...] remain steadfast in our belief that Cano is a great business whose p[...]ed and entrenched leadership that has for too long put its own intere[...]

CLICK FOR PROXY STATEMENT

There is significant value trapped within Cano's languishing shares. Unfortunately, as previously undisclosed related-party transactions, including personal loans exceeding $40 million, and other troubling agreements and arrangements have recently come to light, we have lost faith in the remaining Board's ability to effectively and objectively oversee management as it pursues a highly questionable strategy. Specifically, we are deeply concerned by the Board's failure to take any substantive action with respect to recent disclosures of a series of disturbing related-party transactions involving Dr. Hernandez and other employees at Cano.

Given these concerning recent developments, we demanded that the Board do the right thing and reopen the nomination and stockholder proposal window under the Company's By-laws so that stockholders would be able to facilitate the reconstitution of an ineffective, conflicted Board at the Annual Meeting (as defined below) and the removal of one or more directors for cause under Delaware law. The current Board never responded to our request, forcing us to commence an action in the Court of Chancery of the State of Delaware (the "Court") seeking to compel the Company to reopen the window for stockholder nominations and proposals and reschedule the date of the Annual Meeting to give stockholders enough time to consider our slate.

The Company has advanced the date of the Annual Meeting to June 15, 2023, leaving very little time between the Court's anticipated ruling and the Annual Meeting. We have decided to launch a "withhold campaign" to ensure that, regardless of our litigation, stockholders have an opportunity to have their voices heard and send a clear message to Cano's Board and management at this year's Annual Meeting. Of course, if we are successful in our court proceedings, you will have a chance to vote for our independent director candidates at a newly-scheduled annual meeting, as well as a proposal we intend to put forth to remove Dr. Hernandez for cause under Delaware law.

## Lawsuit Against Cano Health

**IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE**

| | |
|---|---|
| BARRY STERNLICHT, DR. LEWIS GOLD, ELLIOT COOPERSTONE<br>Plaintiffs,<br>v.<br>MARLOW HERNANDEZ, ANGEL MORALES, JACQUELINE GUICHELAAR, ALAN MUNEY, KIM RIVERA, AND SOLOMON TRUJILLO<br>Defendants,<br>and<br>CANO HEALTH, INC.<br>Nominal Defendant. | C.A. No. 2023-477-PAF<br><br>PUBLIC VERSION FILED MAY 3, 2023 |

**VERIFIED COM[...]OCKHOLDERS TO MAKE DIRE[...]S AT THE 2023**

CLICK HERE FOR COMPLAINT

Plaintiffs Barry Sternlicht, Dr. Lewis Gold, and Elliot Cooperstone ("Plaintiffs"), by and through their undersigned counsel, hereby allege upon personal knowledge as to their actions, and upon information and belief as to all other allegations herein, as follows:

**PRELIMINARY STATEMENT**

1. Plaintiffs are beneficial owners of shares representing more than 36% of the voting power of Cano Health, Inc. ("Cano" or the "Company") and former members of Cano's Board of Directors (the "Board"). Extraordinary and material

- 1 -

## Press Releases:

### Concerned Shareholders of Cano Health File Definitive Proxy Statement to Solicit Votes Against the Company's Two Entrenched Director Candidates

*Believes Dr. Alan Muney, Chair of the Compensation Committee, and Kim Rivera, Chair of the Nominating and Corporate Governance Committee, Have Failed Stockholders by Continually Prioritizing Management's Interests During a Period of Immense Value Destruction*

Read More →

May 25, 2023

### Concerned Shareholders of Cano Health Urge Company to Reopen Window for Nominating Director Candidates at 2023 Annual Meeting

*Resignation of Three Directors Owning ~36% of Company, Material New Disclosures and Other Emerging Governance Issues Have Drastically Changed Circumstances and Necessitate Allowing Shareholders to Vote on an Alternative Board*

Read More →

May 18, 2023

### Concerned Shareholders of Cano Health Nominate Highly Qualified, Independent Director Candidates and Propose Removal of Dr. Marlow Hernandez from Board for Cause

*Group Details the Case for Urgent Change at Cano Following an Extended Period of Underperformance, Failed Capital Allocation, and Extremely Poor Governance and Strategic Execution*

Read More →

Apr 17, 2023

### Barry Sternlicht Issues Statement Announcing Resignation from Cano Health Board of Directors

*Barry Sternlicht today issued the following statement announcing his resignation, effective immediately, from the Board of Directors of Cano Health, Inc. (NYSE: CANO).*

Read More →

Mar 30, 2023

# HOW TO VOTE FOR CHANGE



Your vote is important no matter how many shares you own.

We urge shareholders to vote WITHHOLD on Proposal 1, the election of Dr. Muney and Ms. Rivera, on any proxy card received (the GREEN or WHITE proxy card).

If your shares of Common Stock are registered in your own name, please authorize a proxy to vote by signing and returning the GREEN proxy card to HKL & Co., LLC, 3 Columbus Circle, 15th Floor, New York NY 10019.

If you hold your shares of Common Stock in "street name" with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can vote your shares on your behalf and only upon the receipt of your specific voting instructions.

Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company, or other institution or nominee to ensure that a voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote WITHHOLD on Proposal 1 on either the GREEN or WHITE voting instruction form received. If your bank, brokerage firm, dealer, trust company, or other nominee allows for voting instructions to be delivered to them by internet or telephone, instructions will be included with the GREEN voting instruction form.

## HKL & Co., LLC

**Toll free at +**1 (800) 326-5997

**Call collect at** +1 (212) 468-5394

CANO@hklco.com

# NEWS

May 22, 2023  Barry Sternlicht in proxy battle with Marlow Hernandez for Cano Health - South Florida Business Journal | bizjournals.com

May 11, 2023  Former Cano directors call for shareholders to withhold support for board members – Becker's Hospital Review

April 17, 2023  Former Cano board members request reopening of window for director nominations – Healthcare Dive

April 10, 2023  Cano Health's Former Directors Call for CEO Change, Asset Sales – Bloomberg

April 10, 2023  Former Cano directors pen open letter to shareholders describing company's 'staggering underperformance' — Becker's Hospital Review

April 10, 2023  Billionaire Sternlicht calls for CEO, board ouster at Cano Health – South Florida Business Journal

April 3, 2023  Cano Health Shares Rally as Former Directors Seek New CEO, Asset Sales – Dow Jones



# Contact Us

<u>Media Inquiries:</u>

**Longacre Square Partners**

Charlotte Kiaie / Greg Marose

[ckiaie@longacresquare.com](mailto:ckiaie@longacresquare.com) / [gmarose@longacresquare.com](mailto:gmarose@longacresquare.com)

<u>General Inquiries:</u>

**HKL & Co., LLC**

Peter Harkins, Jr. / Jordan Kovler

**Toll-Free:** (800) 326-5997

[CANO@hklco.com](mailto:CANO@hklco.com)



# Privacy Policy

**Our Commitment to Privacy**

This website, www.savecano.com (the "Site"), is sponsored by Elliot Cooperstone, Lewis Gold and Barry S. Sternlicht and certain of their respective affiliates (collectively, the "Sponsors," "we," or "us"). We respect and value your privacy. This statement outlines our privacy policies (the "Privacy Policy") which are designed to assist you in understanding how we collect, use and safeguard information we collect and to assist you in making informed decisions when using the Site. The core of our Privacy Policy is this:

We want you to feel safe and comfortable when you use the Site, and we are dedicated to developing and upholding high standards for protecting your privacy. You should read and familiarize yourself with this Privacy Policy and with our Terms and Conditions. When you use the Site, you agree to abide by these terms.

**What Information Do We Collect?**

When you visit any website you may provide two types of information: personal information you knowingly choose to disclose that is collected on an individual basis, and website use information collected on an aggregate basis as you browse the website.

**Personal Information.**

Our Site does not ask you to provide your personal information.

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Our Site does not utilize "cookies."

**Clickstream Data.**

As you use the Internet, a trail of electronic information is left at each website you visit. This information, which is sometimes referred to as "clickstream data," can be collected and stored by a website's server. Clickstream data can tell us the type of computer and browsing software you use and the address of the website from which you linked to our Site. We may use clickstream data as a form of non-personally identifiable information to anonymously determine how much time visitors spend on each page of the Site, how visitors navigate throughout the Site and how we may tailor our web pages to better meet the needs of visitors. This information will be used to improve the Site. Any collection or use of clickstream data will be anonymous and aggregate.

**Do We Disclose Information to Outside Parties?**

We may provide aggregate information about our users, Site traffic patterns and related Site information to our affiliates or reputable third parties.

**What About Legally Compelled Disclosure of Information?**

We may disclose information when we, in good faith, believe that the law requires it or for the protection of our legal rights.

**What About Other Websites Linked to Our Site?**

We are not responsible for the practices employed by websites linked to or from our Site nor the information or content contained therein. Often links to other websites are provided solely as pointers to information on topics that may be useful to the users of our Site.

Please remember that your browsing and interaction on any other website, including websites which have a link on our Site, is subject to that website's own rules and policies. Please read over those rules and policies before proceeding.

**Your Consent.**

By using the Site you consent to this Privacy Policy. We reserve the right to make changes to this Privacy Policy from time to time. Revisions will be posted on this page. We suggest you check this page occasionally for updates.

**Contacting Us.**

If you have any questions about this Privacy Policy, the practices of the Site, or your dealings with the Site, you can contact our proxy solicitor at:



Stockholders call toll free at +1 (800) 326-5997

Email: CANO@hklco.com

## Terms & Conditions

This website, www.savecano.com (the "Site"), sponsored by Elliot Cooperstone, Barry S. Sternlicht, Lewis Gold and certain of their respective affiliates (collectively, the "Sponsors"), is for informational purposes only. You may use the Site for non-commercial, lawful purposes only. Your access to and use of the Site is subject to and governed by these Terms and Conditions. By accessing and browsing the Site, you accept, without limitation or qualification, and agree to be bound by, these Terms and Conditions and all applicable laws.

Nothing on this Site is intended to be, nor should it be construed or used as, investment, tax, legal or financial advice, a recommendation whether or how to vote any proxy or any other kind of recommendation, an opinion of the appropriateness of any security or investment, or an offer, or the solicitation of any offer, to buy or sell any security or investment. The Sponsors are not soliciting any action based upon the Site and are not responsible for any decision by any stockholder, and the Site should not be construed as a solicitation to procure, withhold or revoke any proxy.

1. You should assume that everything you see or read on the Site is material owned or exclusively represented by the Sponsors and protected by copyright unless otherwise expressly noted, and may not be used except as provided in these Terms and Conditions or in the text of the Site without the Sponsors' written permission. The Sponsors expressly neither warrant nor represent that your use of materials displayed on the Site will not infringe rights of third parties not owned by or affiliated with the Sponsors.

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6. The trademarks, service marks, logos, and other indicia, including of the Sponsors (collectively the "Trademarks"), which appear on the Site are registered and unregistered trademarks of the Sponsors and others. Nothing contained on the Site should be construed as granting, by implication or otherwise, any right, license or title to any of the Trademarks without the advance written permission of the Sponsors or such third party as may be appropriate. All rights are expressly reserved and retained by the Sponsors. Your misuse of any of the Trademarks displayed on the Site, or any other content on the Site, except as provided in these Terms and Conditions, is strictly prohibited. You are also advised that the Sponsors consider its intellectual property to be among its most valuable assets, and will aggressively enforce its intellectual property rights to the fullest extent of the law.

7. THIS SITE INCLUDES NEWS AND INFORMATION, COMMENTARY, AND OTHER CONTENT RELATING TO Cano health, inc. (THE "COMPANY"), INCLUDING BY PERSONS OR COMPANIES THAT ARE NOT AFFILIATED WITH THE SPONSORS ("THIRD PARTY CONTENT"). THE AUTHOR AND SOURCE OF ALL THIRD PARTY CONTENT AND DATE OF PUBLICATION IS CLEARLY AND PROMINENTLY IDENTIFIED. THIRD PARTY CONTENT IS AVAILABLE THROUGH FRAMED AREAS, THROUGH HYPERLINKS TO THIRD PARTY WEB SITES, OR IS SIMPLY PUBLISHED ON THE SITE. THE SPONSORS AND THEIR AFFILIATES HAVE NOT BEEN INVOLVED IN THE PREPARATION, ADOPTION OR EDITING OF THIRD PARTY CONTENT AND DO NOT EXPLICITLY OR IMPLICITLY ENDORSE OR APPROVE SUCH CONTENT. THE PURPOSE OF MAKING THE THIRD PARTY CONTENT AVAILABLE IS TO PROVIDE RELEVANT INFORMATION TO STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF DIRECTORS TO THE BOARD OF DIRECTORS OF THE COMPANY AT ITS 2023 ANNUAL MEETING OF STOCKHOLDERS AND THE MANAGEMENT AND AFFAIRS OF THE COMPANY IN GENERAL.

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Stockholders call toll free at +1 (800) 326-5997

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